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April 11, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Deborah L. O’Neal

Re:	Two Roads Shared Trust (Registration No. 333-182417/811-22718)
Response to Examiner Comments on Post-Effective
Amendment No. 402

Dear Ms. O’Neal:

On February 10, 2025, Two Roads Shared Trust (the “Registrant”) filed Post-Effective Amendment No. 402 (“PEA No. 402”) to its registration statement on Form N-1A seeking to register shares of Holbrook Total Return Fund (the “Fund”), a new series of the Registrant. On March 27, 2025, the staff (the "Staff") of the Securities and Exchange Commission (the “SEC”) telephonically provided the comments below to PEA No. 402 to Andrew P. Cross of Blank Rome LLP. Please see the Registrant’s responses to such comments below, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) PEA No. 402 is scheduled to be automatically effective on April 28, 2025. The Registrant expects to file a Post-Effective Amendment on or before April 25, 2025, which will become effective on April 28, 2025, to reflect changes made in response to the Staff’s comments as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 402. The section and page references that we refer to in the Registrant’s responses are references to the filed version of the PEA No. 402.

General Comments

At the outset of our response, we acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

1.	Comment: Provide all missing information (including the fee table and expense example), and eliminate all blanks and bracketed items, for Staff review by the middle of April, if possible.

Response: The Registrant will provide the fee table, expense example, and other missing information and will eliminate all blanks and brackets within the requested timeframe.

Fund Specific Comments

2.	Comment: In the Summary section of the Prospectus, please revise the disclosure under the sub-heading “Tax Information” to clarify that, notwithstanding the tax-deferred nature of any plan, distributions from a tax deferred plan (such as an IRA or 401(k) plan) may be taxable to upon withdrawal.

Response: The Registrant has made the following revision (underlined below) to the tax information disclosure in its Summary Prospectus:

Tax Information: Dividends (including qualified dividend income) and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are generally taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an IRA or 401(k) plan although you may be taxed upon a later withdrawal of monies from a tax-deferred plan.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos